SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐    No     ☒

On February 13, 2017, a press release was issued (see exhibit 99.1 hereto) announcing the entry by Mobileye N.V. (the “Company”) and Volkswagen Aktiengesellschaft of a cooperation agreement relating to the use of the Company’s proprietary Road Experience Management (REM)™ technology to build a continuously updated high-definition global map.

Exhibit No.	Description of Exhibit
99.1	Press release dated February 13, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2017

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer